SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 67313 / June 29, 2012

Admin. Proc. File No. 3-14401

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In the Matter of

CITIZENS CAPITAL CORP.
c/o Billy D. Hawkins, Chief Executive Officer
P.O. Box 670406
Dallas, TX 75367

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OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is necessary and appropriate for the protection of investors to revoke the registration of the company's securities.

APPEARANCES:

*Billy D. Hawkins*, for Citizens Capital Corp.

*Kyle M. DeYoung* and *Neil J. Welch, Jr.*, for the Division of Enforcement.

Appeal filed: November 3, 2011
Last brief received: February 13, 2012[1]

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[1]    On January 17, 2012, the Division of Enforcement filed its brief simultaneously with a Motion for Leave to Adduce Additional Evidence (the "Division's Motion to Adduce"). Although Citizens Capital Corp. never filed a "reply brief," it filed two pleadings styled "Opposition to Division of Enforcement's Motion for Leave to Adduce Additional Evidence." Our Rules of Practice do not provide for more than one opposition brief in response to a motion. However, because Citizens Capital's second opposition to the Division's Motion to Adduce addressed generally issues related to its appeal, rather than to the Division's Motion to Adduce, and because Citizens Capital did not otherwise file a reply brief, we have considered it as a reply

## I.

Citizens Capital Corp. ("Citizens Capital" or the "Company") appeals from an administrative law judge's decision finding that the Company violated Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports and, on that basis, revoking the registration of the Company's securities.[2] We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal.

## II.

This case concerns repeated failures by Citizens Capital to file Exchange Act periodic reports. The Company became subject to these reporting requirements based on the registration of its common stock pursuant to Exchange Act Section 12(g).[3] The relevant facts are as follows.

### A.    Background

Citizens Capital is a Texas corporation based in Dallas, Texas. Citizens Capital filed a registration statement to register its common stock under Section 12(g) of the Exchange Act, which registration statement became effective on March 19, 1999.

From the time of the initial registration of the Company's securities in March 1999 until November 19, 2001, when it filed its quarterly report on Form 10-QSB for the period ending September 30, 2001,[4] the Company made all of its required periodic filings.[5] On April 1, 2002,

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brief.

[2]    Exchange Act Section 13(a) requires issuers of securities registered pursuant to Exchange Act Section 12 to file periodic reports in accordance with Commission rules. 15 U.S.C. § 78m(a). Rule 13a-1, 17 C.F.R. § 240.13a-1, requires issuers to file annual reports, and Rule 13a-13, 17 C.F.R. § 240.13a-13, requires issuers to file quarterly reports.

[3]    15 U.S.C. § 78l(g).

[4]    From the time of its initial registration to present, Citizens Capital operated on a "calendar" fiscal year basis.

[5]    On several occasions during this time period, the Company filed a Form 12b-25 indicating that it would be unable to make the relevant filing timely. *See* Exchange Act Rule 12b-25(a), 17 C.F.R. § 240.12b-25(a) (requiring issuers to provide notice of inability to file a periodic report, along with supporting reasons, by filing a Form 12b-25 "no later than one business day after the due date" for such report); 17 C.F.R. § 249.322 (Form 12b-25). By filing a timely Form 12b-25, an issuer automatically receives an additional five calendar days to file quarterly reports and an additional fifteen calendar days to file annual reports. In general, during the period from March 1999 through November 2001, Citizens Capital made its required filings during the additional time provided as a result of its filing the Form 12b-25, but was still delinquent by one day on two occasions in April and August 2001.

the Company filed a notice on Form 12b-25 of its inability to file timely its annual report for fiscal year 2001, but it ultimately never made this filing.

The Company made no required periodic filings between November 19, 2001, and the initiation of the present proceeding in May 2011. On October 5, 2004, the Company filed a Form 8-K (the "October 2004 Form 8-K"), in which the Company disclosed a private placement of 10,000,000 shares of the Company's common stock.[6] The October 2004 Form 8-K further acknowledged that the Company had discontinued making its required periodic reports.[7] On November 4, 2004, the Commission's Division of Corporation Finance ("Corporation Finance") sent the Company a notice (the "November 2004 Notice"). According to the November 2004 Notice, the Company was "not in compliance with its reporting requirements" and could be subject to administrative proceedings unless it "filed all required reports within fifteen days from the date of this letter." Citizens Capital, which claims that it did not receive the November 2004 Notice,[8] never responded. In 2010, the Company also filed a Form D regarding a $30,000,000 offering of convertible debt by the Company.[9]

## B.    Institution of Administrative Proceedings

On May 23, 2011, we issued an Order Instituting Proceedings ("OIP") against the Company.[10] The OIP alleged that Citizens Capital was "delinquent in its periodic filings with the

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[6]    The October 2004 Form 8-K stated that Citizens Capital elected to "evoke its 'demand right' and exercise the 'Liquidating Call Provision' . . . of a secured, promissory note . . . entered into on May 10, 1998 between the Company and the Citizens Capital Corp. ESOP Trust (the '[ESOP] Trust'), an affiliate of the Company." According to the October 2004 Form 8-K, the result of the "demand right" election would be "the total private, secondary placement of 10,000,000 shares of the Company's common stock held by the Trust and/ or affiliates of the Company and the 10,000,000 shares of SCOR Brands, Inc. 144A common stock held by the Company." SCOR Brands Inc. is described in the October 2004 Form 8-K as "the exclusive marketer and distributor of the SCOR Brand line athletic footwear and a wholly owned subsidiary of the Company."

[7]    The October 2004 Form 8-K stated that "[s]ubsequent to the adverse events of September 11, 2001, the Company, as a development stage company pursuing growth through external acquisition and the internal development of it[s] various assets, made the decision to temporarily suspend its periodic financial reporting requirements, and the related expenses thereof, in favor of reallocating its time and financial resources towards insuring the continuance and ongoing progress of the Company and its subsidiaries in meeting it[s] various goals and objectives."

[8]    The November 2004 Notice was sent to the address listed on the Company's November 19, 2001, Form 10-QSB as the "address of principal executive offices," but was not sent to the address listed as the "mailing address."

[9]    The extent to which the Company actually sold securities as part of this offering is unclear.

Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001" and thereby violated Exchange Act reporting requirements.

In its May 28, 2011 answer to the OIP, Citizens Capital acknowledged again (as it had in its October 2004 Form 8-K) that it had stopped making its required periodic filings after the third quarter of fiscal year 2001, but asked the Commission to "give all due consideration" to certain efforts it had taken to remedy its delinquency, including the retention of a firm of certified public accountants, Montgomery Coscia Greilich LLP ("Montgomery"), to audit the Company's 2009 and 2010 financial statements.[11]

On June 6, 2011, Citizens Capital submitted a second answer to the OIP. In this second answer, the Company asserted that, during the period between September 2001 and December 2008, Citizens Capital "experienced two material losses to its key management who played material roles to the information gathering, compiling and reporting process." The Company also stated that its "business operations were significantly impacted by both the business and economic post-market impact of the September 11, 2001 terrorist attacks on the United States." As a result, Citizens Capital requested that it not be required to file any periodic reports with respect to the period from September 2001 through December 2008.[12] The Company stated that it intended, by September 1, 2011, to file "a single, Multi year; Comprehensive Form 10-K for the fiscal years ended December 31, 2009 and December 31, 2010 respectively, inclusive of audited financial statements for the periods."

During a pre-hearing conference on July 15, 2011, staff from the Commission's Division of Enforcement (the "Division") stated that Montgomery had informed the staff that the firm had never received a retainer payment from the Company and had therefore not commenced the audit.[13] Nonetheless, in response to an inquiry from the law judge about whether the Company

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[10] The OIP also named six other delinquent issuers; each of these other issuers defaulted, and the law judge issued an order revoking the registration of their securities. *See Citizens Capital Corp.*, Exchange Act Rel. No. 65028 (Aug. 4, 2011), 101 SEC Docket 44473.

[11] Citizens Capital did not explain why it engaged Montgomery to provide services related to only its 2009 and 2010 financial statements, and not for the other years during which it had not made filings.

[12] Other than stating that it had "struggled to stay afloat with challenged resources" during a period when "many companies of various stages of development did not survive," the Company did not elaborate on how the September 11 attacks affected its ability to satisfy its reporting requirements, and it does not repeat that explanation in its pleadings before us. The Company also neither specifically identified the missing personnel that caused it to be unable to file the periodic reports at issue, nor which specific information was missing.

[13] The record indicates that Montgomery subsequently resigned from its engagement with the Company on August 28, 2011. The Company failed to disclose Montgomery's resignation (and also failed to disclose its earlier engagement of Montgomery) on Form 8-K, as required under Item 4.01 of Form 8-K. Because the Company failed to file these required Forms

could become current with its filings prior to the September 28, 2011 deadline for the issuance of the Initial Decision,[14] the Company responded that it believed it could do so.

On August 12, 2011, the Division filed a motion for summary disposition (the "Summary Motion"), seeking revocation of the registration of Citizens Capital's securities. On September 7, 2011, the Company responded to the Summary Motion, stating that "a number of internal and external factors inhibited the [Company] from meeting the estimated September 1, 2011 timeline," but claiming that "its current disclosure reports [would be] completed and submitted by September 23, 2011."[15]

On September 12, 2011, the Company filed with the Commission a Form 10-K (the "Consolidated Form 10-K"), which stated that it covered each of the fiscal years from December 31, 2001 through December 31, 2010. The Consolidated Form 10-K, however, did not include audited financial statements, despite earlier assurances that the Company intended to provide audited financial statements when it made its delinquent filings. Rather, Citizens Capital asserted for the first time that it was an "inactive entity" during the relevant period and, therefore, exempt from the auditing requirement.[16] Although the Company filed the Consolidated Form 10-K, it has not filed any of its required quarterly reports for 2001 through 2010.

The Consolidated Form 10-K disclosed numerous business developments affecting the Company during the preceding decade. These developments, which the Company characterized as "significant changes . . . to [the Company's] business," included: (1) the formation of a joint venture for "the development of a multi-channel, direct to home, broadcast TV platform;" (2) the capitalization of an athletic apparel manufacturing subsidiary through the exchange of 5,000,000 shares of the Company's common stock for 10,000,000 shares of the subsidiary's stock, the subsequent contracting of a Chinese manufacturer to produce "branded footwear in the basketball and running shoe categories to be sold at [the subsidiary's] online store," and the subsequent "suspension," in 2002, of all "footwear marketing and production due to difficulties in securing sufficient working capital;" (3) the discontinuation of another subsidiary's "commercial printing

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8-K, it did not provide any discussion of the circumstances surrounding Montgomery's resignation, as required in Item 304(a)(1)-(3) of Regulation S-K. *See* 17 C.F.R. § 229.304(a)(1)-(3). The Company also failed to file the required Form 8-K regarding the resignation or dismissal of its prior auditor before its engagement of Montgomery. Thus, it is unclear how long the Company was without an auditor.

[14] As specified in the OIP, under Rule of Practice 360(a)(2), 17 C.F.R. § 201.360(a)(2), the law judge was required to issue an initial decision "no later than 120 days from the date of service of the [OIP]," *i.e.*, September 28, 2011.

[15] Citizens Capital's response to the Summary Motion did not mention whether the proposed filings would include audited financial statements, as promised in its earlier communications with the Division and the law judge, nor did it mention the Company's earlier proposed plan to provide filings for only fiscal years 2009 and 2010.

[16] The standards applicable to this claimed exemption are discussed below.

operation" in December 2003; (4) the transformation of the former commercial printing subsidiary's "Black Financial News magazine publication into the Black Financial News Network video based website;" (5) in February 2008, the "internal development" of a professional football league, which "holds the exclusive television and radio broadcast rights, product manufacturing, product marketing, product merchandising and product distribution rights for each of its twenty uniquely branded teams and team logos," followed by the December 2009 purchase of the football league in exchange for 250,000,000 shares of a subsidiary of the Company.

On September 15, 2011, Citizens Capital filed Forms 10-Q with unreviewed financial statements for the periods ended March 31, 2011, and June 30, 2011, respectively. These were the last filings made by the Company before the law judge issued the Initial Decision on September 23, 2011. The Division of Corporation Finance reviewed these filings and identified several material deficiencies in them, as discussed below.

The Company subsequently filed a Form 10-Q with unreviewed financial statements on November 14, 2011, covering the period ended September 30, 2011, after issuance of the Initial Decision, which also contained material deficiencies. On March 26, 2012, after the completion of briefing in this appeal, the Company filed a Form 10-K for fiscal year 2011. The Company's 2011 Form 10-K included unaudited financial statements based on the Company's repeated claim that it was exempt as an "inactive entity" from the requirement to include audited financial statements in its annual reports.[17]

Finding no genuine issue with regard to any material fact, the law judge granted the Summary Motion and revoked the Exchange Act registration of Citizens Capital's securities. The law judge found that the relevant facts regarding the Company's violations were undisputed. Although the law judge acknowledged that the Company had "taken steps toward remedying its periodic filing deficiencies," revocation was necessary because its "recent attempts are incomplete and materially deficient."

## III.

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[17]    On May 14, 2012, the Company filed its Form 10-Q with unreviewed financial statements for the period ended March 31, 2012. This Form 10-Q repeated Citizens Capital's claim that it was an "inactive entity."

The Company also filed three current reports on Form 8-K during April and May 2012. These Forms 8-K disclosed: (1) the Company's plan to enter into a $5,000,000 line of credit with a "private investor and selling shareholder" after the investor completed "secondary market transactions" involving the sale of "1,200,000 non-dilutive shares of Citizens Capital Corp."; (2) that the Company had entered into a contract for the acquisition of an industrial warehouse space in Dallas, Texas; and (3) the ESOP Trust's plan to "re-market $30 million" in Company bonds, "subject to market and other conditions."

Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file periodic and other reports with the Commission. Exchange Act Rules 13a-1 and 13a-13 require such issuers to file annual and quarterly reports. The Company does not deny that it failed to file any periodic reports between November 2001 and September 2011.[18] Accordingly, we find that the Company violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

## IV.

A.      Before us, Citizens Capital argues that revocation is unwarranted. According to Citizens Capital, "[r]evocation of a registrant's securities should be taken only when public investors are in current or imminent danger" and that, given its current reporting status, the Division has "failed to establish and demonstrate the existence of danger to public investors."[19] The Company therefore urges us to "vacate the Initial Decision and dismiss the Administrative Proceeding."

Citizens Capital misconstrues the applicable standard. Exchange Act Section 12(j) authorizes revocation for violations of Exchange Act filing requirements if it is "necessary or appropriate for the protection of investors."[20] In determining whether any sanction furthers the protection of investors, we consider: (1) the seriousness of the issuer's violations; (2) the isolated or recurrent nature of the violations; (3) the degree of culpability involved; (4) the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and (5) the credibility of its assurances, if any, against further violations.[21] These factors strongly support revocation.

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[18]      In its second answer to the OIP, dated June 6, 2011, the Company acknowledged its "inability to file required reports on a timely basis," identifying the relevant missing reports as "Form 10-K Annual Reports for the periods December 31, 2001 thru [sic] December 31, 2010 [and] Form 10-Q Quarterly Reports for the quarterly periods ended March 2002 thru [sic] September 30, 2010." Similarly, at the July 15, 2011 pre-hearing conference with the law judge, the Company stated that it "[did] not dispute [the charges in the OIP]."

[19]      Citizens Capital cites no authority for the "imminent danger" sanctioning standard it advocates, and we are unaware of any such authority.

[20]      15 U.S.C. § 78*l*(j).

[21]      *Gateway Int'l Holdings, Inc.*, Exchange Act Rel. No. 53907 (May 31, 2006), 88 SEC Docket 430, 439. *See, e.g., American Stellar Energy, Inc.*, Exchange Act Rel. No. 64897 (July 18, 2011), 101 SEC Docket 43810, 43816 (imposing sanctions based on *Gateway* factors); *Cobalis Corp.*, Exchange Act Rel. No. 64813 (July 6, 2011), 101 SEC Docket 43379, 43385 (same); *Nature's Sunshine Products, Inc.*, Exchange Act Rel. No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (same); *Impax Labs., Inc.*, Exchange Act Rel. No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6250 (same); *Phlo Corp.*, Exchange Act Rel. No. 55562 (March 30, 2007), 90 SEC Docket 1089, 1109-10 (same); *America's Sports Voice, Inc.*, Exchange Act Rel. No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 884 (same); *Eagletech Comm'cns, Inc.*, Exchange Act Rel. No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1229-30 (same).

**B.** Citizens Capital's violations of its reporting obligations are serious. In its October 2004 Form 8-K and its answers to the OIP, the Company acknowledged that it was aware of its filing obligations but had determined unilaterally that it would cease making any periodic reports "in the face of challenged business resources."[22] By failing to make the required filings, Citizens Capital deprived both existing and prospective stockholders of the ability to make informed investment decisions based on current and reliable information, including audited financial statements, about the Company's operations and financial condition.[23]

Citizens Capital's violations were recurrent and extended over more than ten years. We have held that a respondent's recurrent failure to file its periodic reports on time is "so serious" a violation of the Exchange Act that only a "strongly compelling showing" regarding the other *Gateway* factors would justify a sanction less than revocation.[24] As discussed herein, the Company has made no such showing.

Citizens Capital argues that its subsequent filing history indicates the "absence of scienter." A finding of scienter is not required to establish a violation of the Exchange Act's periodic reporting requirements.[25] The Company argues that an issuer's "state of mind is highly relevant in determining the remedy to impose," presumably referring to the "culpability" prong of our *Gateway* analysis. We have, however, found that, as here, a "long history of ignoring . . . reporting obligations" evidences a "high degree of culpability."[26] Further, the Company's violations here were intentional, as evidenced by its statement in the October 2004 Form 8-K that it had "made the decision to temporarily suspend its periodic financial reporting . . . in favor of reallocating its time and financial resources . . . ."

**C.** Citizens Capital's primary argument on appeal is that revocation is unwarranted in light of

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[22] We have previously noted that, under certain circumstances, registrants such as Citizens Capital that are unable or unwilling to continue to comply with reporting requirements have the option of deregistering their stock under the Exchange Act, pursuant to the filing of a Form 15. *See Gateway*, 88 SEC Docket at 433 n.10 (setting forth the requirements for deregistration of an issuer's securities). Although the record contains limited information regarding Citizens Capital's situation during the period at issue, its most recent filings indicate that it has well under 300 stockholders of record, and thus was eligible for deregistration. There is, however, no evidence that Citizens Capital ever sought deregistration as a means of dealing with its filing problems.

[23] *See Impax*, 93 SEC Docket at 6251 (finding issuer's failure to file six quarterly and two annual reports over the course of eighteen months to be serious and recurrent violations).

[24] *Nature's Sunshine*, 95 SEC Docket at 13500; *Impax*, 93 SEC Docket at 6252.

[25] It is not necessary for us to find that the Company was aware of, or intentionally ignored, its reporting obligations, as scienter is not necessary to establish grounds for revocation. *See Ponce v. SEC*, 345 F.3d 722, 737 n.10 (9th Cir. 2003); *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[26] *America's Sports Voice*, 90 SEC Docket at 884.

its recent filings.[27] But its filings are materially deficient.

**1.** The Consolidated Form 10-K that Citizens Capital filed---along with its most recent Form 10-K filed in March 2012---lacked audited financial statements. Although the Company arranged with an accounting firm to audit the Company's 2009 and 2010 financial statements, the firm was never paid (and never conducted any audits). This conduct evidences an inability or unwillingness to expend the necessary resources to comply with regulatory requirements.

Citizens Capital claims that, during the relevant period, it was an "inactive entity" and thus was permitted to include unaudited financial statements in its periodic reports. The "inactive entity" exemption from the requirement to file audited financial statements is available to a registrant only if it meets all of the requirements of Rule 3-11 under Regulation S-X.[28] Among other things, Rule 3-11 states that "no material change in the business" may have occurred and that the issuer did not purchase or sell any of its own stock during the relevant period.

Citizens Capital asserts that no material change in its business occurred during the

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[27] Citizens Capital cites a settlement order in *Comverse Technology, Inc.*, Exchange Act Rel. No. 65301 (Sept. 8, 2011), 101 SEC Docket 45654, in which we agreed to terminate the proceeding against the respondent issuer "without imposition of a remedy." Citizens Capital claims that this "method of disposition should also be available to [Citizens Capital] without prejudice, inequity or selective availability." As we have stated previously, however, settlements can be reached for any number of reasons, and settlements are not precedent. *Rodney R. Schoemann*, Securities Act Rel. No. 9076 (Oct. 23, 2009), 97 SEC Docket 21726, 21748 n.55 (citing *Richard J. Puccio*, 52 S.E.C. 1041, 1045 (1996) (citing *David A. Gingras*, 50 S.E.C. 1286, 1294 (1992), and cases there cited)). Nor, in any event, are the facts in this case similar to those in *Comverse*.

[28] Rule 3-11 of Regulation S-X, 17 C.F.R. § 210.3-11, states that an "inactive entity" may include unaudited financial statements in its required annual reports. Rule 3-11 defines an inactive entity as "one meeting all of the following conditions: (a) gross receipts from all sources for the fiscal year are not in excess of $100,000; (b) the registrant has not purchased or sold any of its own stock, granted options therefor, or levied assessments upon outstanding stock; (c) expenditures for all purposes for the fiscal year are not in excess of $100,000; (d) no material change in the business has occurred during the fiscal year, including any bankruptcy, reorganization, readjustment or succession or any material acquisition or disposition of plants, mines, mining equipment, mine rights or leases; and (e) no exchange upon which the shares are listed, or governmental authority having jurisdiction, requires the furnishing to it or the publication of audited financial statements." Although, because of the Company's lack of filings, it is impossible to get a clear picture of its activities during each of the fiscal years at issue, it is clear that, for much of the period covered by the Consolidated Form 10-K, it did not qualify for inactive status, as discussed below.

relevant period because, according to the Company, the only "material changes" covered by Rule 3-11 are "bankruptcy, reorganization, readjustment or succession or any material acquisition or disposition of plants, mines, mining equipment, mine rights or mining leases." The definition of "material," however, is broader than the Company states and includes "those matters about which an average prudent investor ought reasonably to be informed."[29] As noted, the Consolidated Form 10-K lists a number of "significant changes" to the Company's business, including: (1) the issuance of 5,000,000 shares of the Company's stock for the capitalization of an athletic apparel manufacturing subsidiary and the subsequent cessation of all manufacturing and marketing efforts by the subsidiary; (2) the discontinuation of another subsidiary's commercial printing operation; (3) the formation of a "Black Financial News Network video based website;" and (4) the creation and capitalization, in exchange for 250,000,000 shares of a subsidiary's common stock, of a professional football league. These numerous changes to the Company's business discussed in the Consolidated Form 10-K were clearly material and disqualified the Company from "inactive entity" status.

Moreover, an affiliate of the Company, the Citizens Capital Corp. ESOP Trust (the "ESOP Trust"),[30] sold shares of the Company's common stock in 2001 and 2004.[31] Under Rule 3-11, an "inactive entity" may not have purchased or sold any of its own stock during the relevant period. Although the Company seeks to distinguish itself from the ESOP Trust, its sales are imputed to the Company under Commission rules because the ESOP Trust and the Company are both under the common control of Billy D. Hawkins, the Company's chief executive officer and majority shareholder and the sole trustee of the ESOP Trust, making the ESOP Trust an "affiliate" of the Company.[32] Citizens Capital further argues that the ESOP Trust sales cited by the Division were too insignificant to negate inactive status, asserting that "[g]enerally, the threshold for material significance is 5% to 10%." Rule 3-11, however, contains no requirement that the stock sales at issue reach a certain level.[33]

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[29]     *See* 17 C.F.R. § 210.1-02(*o*). Regulation S-X provides that this definition of "material" applies when the term is used "to qualify a requirement for the furnishing of information as to any subject."

[30]     The Consolidated Form 10-K states that the ESOP Trust, covering certain Company employees, purchased 15,000,000 shares of Company stock in exchange for a promissory note.

[31]     On November 14 and 15, 2001, the ESOP Trust sold 20,000 shares of the Company's common stock on the public markets for net proceeds of $169.97. On May 13, 2004, the ESOP Trust sold an additional 1,500,000 shares of the Company's common stock for net proceeds of $117.49. Also, as noted, the Company filed a Form D in 2010 regarding a $30,000,000 debt offering by the Company.

[32]     An "affiliate" of an issuer is defined as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." 17 C.F.R. § 210.1-02(b).

[33]     As noted, the Company also filed a Form 8-K in May 2012 indicating that the ESOP Trust planned to conduct a bond offering.

Moreover, the Consolidated Form 10-K was deficient for at least two additional reasons. Under Rule 13a-1, the Company was required to file a separate annual report for each fiscal year during the relevant period,[34] which it has not done. There are limited circumstances when the Commission permits an issuer to file a consolidated report. However, the report must, at a minimum, contain all of the information that would have been included had the reports been filed separately (which, as discussed above, was not the case here). Further, the issuer must follow prescribed procedures and obtain express permission before it can file a consolidated report.[35] The Company failed to follow the requisite procedures and received no such permission here.

In addition, the Consolidated Form 10-K does not include the conclusions of the Company's principal executive and financial officer regarding the Company's disclosure controls and procedures, as required by Item 307 of Regulation S-K.[36] Citizens Capital claims that it

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[34] *See Am. Stellar*, 101 SEC Docket at 43818 n.23 (citing *e-Smart Techs., Inc.*, 57 S.E.C. 964, 965 n.3 (2004) (stating that the "rules do not provide for the filing of consolidated reports")).

[35] Pursuant to 17 C.F.R. § 200.30-1(e)(2), the Commission has delegated to the Director of Corporation Finance the discretionary authority to accept modified reports pursuant to the Exchange Act, in accordance with procedures set forth on the Commission's website at http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml. The Company did not follow these procedures, in that its request was not specifically directed to Corporation Finance's Office of Chief Accountant ("CF-OCA") as a request for a waiver or interpretation of its reporting requirements, but, instead, was submitted as a filing in an administrative proceeding.

Although the Company copied CF-OCA on its second answer to the OIP, the second answer merely sought permission to file a consolidated report for fiscal years 2009 and 2010, not for all of the years from 2001 to 2010. Further, the request did not mention that Citizens Capital intended to claim the Rule 3-11 exemption from filing audited financial statements with its proposed consolidated report. Therefore, the proposed filing described in the second answer to the OIP did not remotely resemble the actual filing in the Consolidated Form 10-K.

[36] 17 C.F.R. § 229.307. Under Item 307, issuers of registered securities must include in their periodic reports the evaluation of management regarding the effectiveness of the issuer's "controls and other procedures . . . that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the [Exchange] Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." *See* 17 C.F.R. § 240.13a-15(e). This requirement is distinct from the requirement under Item 308 of Regulation S-K that the issuer's management include in its periodic reports an evaluation of the issuer's "internal control over financial reporting." *See* 17 C.F.R. § 229.308. In the Consolidated Form 10-K, Hawkins improperly certified that the Company's management had "[e]valuated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the

fulfilled its obligations under Item 307, citing Item 9A of the Consolidated Form 10-K, in which the Company's management provides its evaluation of the Company's internal controls over financial reporting. However, the disclosure the Company provided under Item 9A in the Consolidated Form 10-K appears to apply to Item 308 of Regulation S-K (applicable to controls over financial reporting, as opposed to disclosure controls), and not to Item 307.

The Company also cites a "Cautionary Note on Forward-Looking Statements" included in the Consolidated Form 10-K. This section of the Form 10-K discusses risks and uncertainties that could affect any forward-looking statements made by the Company. It is unclear from the Company's brief how the "Cautionary Statement" relates to Item 307. Thus, the absence of an Item 307 statement is another material deficiency in the Consolidated Form 10-K.

> 2.    In September 2011, the Company filed delinquent Forms 10-Q for the periods ended March 31 and June 30, 2011, and in November 2011 and May 2012, the Company filed timely Forms 10-Q for the periods ended September 30, 2011, and March 31, 2012 (collectively, the "2011 and 2012 Forms 10-Q"). Each of the 2011 and 2012 Forms 10-Q contained material deficiencies. The interim financial statements included in the 2011 and 2012 Forms 10-Q were not reviewed by an independent public accountant, as required by Rule 8-03 of Regulation S-X.[37] Rule 8-03 also requires that the balance sheets in interim reports include a comparative balance sheet against the Company's preceding fiscal year end, but the 2011 and 2012 Forms 10-Q omitted this required information. In addition, the 2011 and 2012 Forms 10-Q lacked the required conclusions of the Company's principal executive and financial officer regarding the Company's disclosure controls and procedures under Item 307 of Regulation S-K, as discussed above with respect to the Consolidated Form 10-K.[38] Moreover, the Company has not filed any quarterly reports for the period covered by the Consolidated Form 10-K.

**D.**    The record here causes us concern that the Company will engage in future violations.[39] Throughout this proceeding, Citizens Capital repeatedly promised, in its two answers to the OIP and during the pre-hearing conference with the law judge, that it would become current with its reporting obligations by September 2011 and that, in doing so, it would provide audited financial

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disclosure controls and procedures." *See* Exchange Act Rules 13a-14(a), 17 C.F.R. § 240.13a-14(a), and 15d-14(a), 17 C.F.R. § 240.15d-14(a).

[37]    17 C.F.R. § 210.8-03.

[38]    As in the Consolidated Form 10-K, Hawkins improperly certified in the 2011 and 2012 Forms 10-Q that the Company's management "[e]valuated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures."

[39]    Before us, the Company makes no express assertions that it will comply with its periodic filing obligations going forward in its briefs on appeal. However, before the law judge, Citizens Capital stated, "[g]oing forward, once in full compliance, [Citizens Capital] hereby promises in the future to file its periodic reports with the Commission in a timely manner."

statements,[40] neither of which it has done. Further, the Company has provided no specific dates in its briefs on appeal by which it intends to come into full compliance by filing all of its delinquent reports, including its missing quarterly reports from 2001 through 2010, and correcting the material deficiencies in the filings it has made. Citizens Capital's pattern of repeated non-compliance undermines the credibility of the Company's claims of future compliance.

The Company's and its management's failure to comply with other reporting requirements further brings into question the likelihood of the Company's future compliance with Section 13(a) and the rules thereunder.[41] Hawkins has repeatedly failed to file various statutorily required reports. For example, in light of his majority stake in the Company, Hawkins was subject to Exchange Act Section 13(d), which requires that any person who becomes, directly or indirectly, the "beneficial owner" of more than five percent of any class of equity securities registered under the Exchange Act file a statement on Schedule 13D with the Commission within ten days of becoming such an owner.[42] Hawkins does not appear, however, to have filed a Schedule 13D. Nor has Hawkins timely complied with Exchange Act Section 16(a), which requires officers and directors to file initial statements disclosing the amount of all equity securities of the issuer of which such person is the beneficial owner as well as statements disclosing any changes in such ownership and annual statements of such person's beneficial ownership of the issuer's

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[40] *See Nature's Sunshine*, 95 SEC Docket at 13499 ("[T]he Company has yet to return to full compliance . . . and has needed 'substantially more time than anticipated' to remedy its delinquencies, 'making us unconvinced that it is realistic to expect that the Company can become current entirely in its reporting obligations in the foreseeable future.'" (quoting *Impax*)). Despite Citizens Capital's claims that it filed the Consolidated Form 10-K "eleven days early," the filing was actually made eleven days *after* the September 1, 2011 date by which it initially estimated that it would become current with its filings.

[41] Our Rules of Practice permit us to take official notice of information in the EDGAR database. 17 C.F.R. § 201.323. We take official notice of all filings (or the lack thereof) by Citizens Capital and its management since the Company's initial registration of its shares.

[42] 15 U.S.C. § 78m(d). Schedule 13D is Exchange Act Rule 13d-101, 17 C.F.R. § 240.13d-101.

[43] 15 U.S.C. § 78p(a). In November 2011, Hawkins and certain Company subsidiaries he controls filed annual statements of beneficial ownership for fiscal year 2010. These annual statements of beneficial ownership are required, under Exchange Act Rule 16a-3, 17 C.F.R. § 240.16a-3, to be made within forty-five days of the end of the relevant fiscal year. Thus, these November 2011 filings were late. Further, Hawkins has not filed annual statements for any fiscal year other than 2010 since the Company's inception, including fiscal year 2011.

In March 2012, four Company subsidiaries and the ESOP Trust filed Forms 3, providing their Initial Statement of Beneficial Ownership of Securities. Under Exchange Act Section 16(a)(2), Forms 3 are to be filed within ten days of the event that makes the person securities.[43] The Company also appears to have failed to file proxy statements as required under Exchange Act Section 14.[44] In addition, despite the material changes to the Company's business and the stock sales by the ESOP Trust discussed above, the Company failed to make disclosures on Form 8-K regarding these developments. The Company also failed to file required Forms 8-K regarding the status of its auditors during the relevant period, including the reasons for any resignation or dismissal. These additional disclosure failures by Hawkins and the Company further heighten our concern about the likelihood of future violations.

# V.

## Procedural Issues

A.      Citizens Capital contends that the law judge erred by granting the Summary Motion. The Company, citing no authority, argues, "[w]hile summary disposition might be appropriate in the establishment of the violation of law, summary disposition in establishing sanctions, if any, and the degree thereof, is wholly inappropriate when the 'finding of facts;' the law and the interpretation of case law are found to be inaccurate, misleading, in error or certain premises of the case are dismissed totally."

Under Commission Rule of Practice 250,[45] a law judge may grant a party's motion for summary disposition "if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law." We have found that summary disposition is appropriate in proceedings like this one brought pursuant to Exchange Act Section 12(j), where the issuer has not disputed the facts that constitute the violation.[46] As noted, Citizens Capital does not dispute the facts that establish its violations, *i.e.*, its failure to file any of the required periodic reports specified in the OIP. The only fact that Citizens Capital

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subject to reporting obligations under the Rule. The record indicates that the subsidiaries and the ESOP Trust were subject to the requirement to file Form 3 many years prior to the date that the Forms 3 were actually filed.

[44]      Under Texas law, Citizens Capital is required to elect at least one-third of its directors annually. Tex. Bus. Orgs. Code Ann. § 21.408. Assuming that the Company adhered to this provision, it would have been required either to: (1) solicit proxies for a director election and to file a proxy statement with the Commission pursuant to Exchange Act Section 14(a), 15 U.S.C. § 78*l*(a), and Rule 14a-3 thereunder, 17 C.F.R. 240.14a-3; or (2) file an information statement with the Commission, inclusive of "information substantially equivalent to the information which would be required to be transmitted if a [proxy] solicitation were made," pursuant to Exchange Act Section 14(c), 15 U.S.C. § 78*l*(c), and Rule 14c-2 thereunder, 17 C.F.R. § 240.14c-2. The Company has filed neither proxy statements nor information statements.

[45]      17 C.F.R. § 201.250.

[46]      *See, e.g., Am. Stellar*, 101 SEC Docket at 43814; *Cobalis*, 101 SEC Docket at 43384-85; *Eagletech*, 88 SEC Docket at 1226.

challenges on appeal is the law judge's finding that "as of August 12, 2011, [the Company's] stock was traded on the over-the-counter markets," which the law judge noted in assessing sanctions.[47] We do not find that the evidence supports the law judge's finding on this point and find no evidence of such trading since 2007.[48] Nevertheless, our finding regarding this issue does not cause us to question, based on our *de novo* review,[49] the law judge's overall conclusion about the need for revocation, as discussed herein. Revocation is a prospective remedy and is imposed based on our concern about protecting future investors in the Company.[50]

**B.**     The Division filed a Motion for Leave to Adduce Additional Evidence (the "Division's Motion to Adduce") simultaneously with its brief in this appeal. Pursuant to Rule of Practice 452, we "may allow the submission of additional evidence" upon a motion that "show[s] with particularity that such additional evidence is material and that there were reasonable grounds for failure to adduce such evidence previously."[51] We grant the Division's Motion to Adduce with respect to a Declaration by Chauncey L. Martin, an Assistant Chief Accountant in Corporation Finance, dated January 17, 2012, because the Declaration is material (insofar as it discusses material deficiencies in the Company's November 2011 Form 10-Q) and unavailable prior to the time of the Division's Motion to Adduce, notwithstanding that certain information included in the Declaration repeats information included in earlier declarations Martin submitted before the law judge.

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[47]     The other alleged "Errors of Findings of Fact" the Company mentions in opposition to the grant of summary disposition are not facts at all, but rather the law judge's legal interpretation of the availability of the Rule 3-11 exemption and the presence of material deficiencies in the Consolidated Form 10-K and two of the 2011 Forms 10-Q, all of which are discussed in detail above.

[48]     Citizens Capital's stock is what is referred to as a "grey market" stock. "Grey market" stocks have no market makers and are not listed, traded, or quoted on any stock exchange, or the over-the-counter bulletin board. However, customers may trade "grey market" stocks through brokers on an unsolicited basis, and trading data (if any) is publicly available throughout the trading day. *SEC v. Advatech Corp.*, Lit. Rel. No. 20828 (Dec. 15, 2008), 94 SEC Docket 2868. As a "grey market" stock, Citizens Capital had no market makers and was not eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), 17 C.F.R. § 240.15c2-11(f)(3).

[49]     *Gary M. Kornman*, Exchange Act Rel. No. 59403 (Feb. 13, 2009), 95 SEC Docket 14246, 14260 n.44 ("our review . . . of the proceeding is *de novo*"), *petition denied*, 592 F.3d 173 (D.C. Cir. 2010).

[50]     *See Nature's Sunshine*, 95 SEC Docket at 13501 ("both existing and prospective investors are harmed by the continuing lack of current and reliable information for the [c]ompany" (quoting *America's Sports Voice*, 90 SEC Docket at 885-86)). Without revocation, the Company's stock can still be traded on an unsolicited basis, and nothing would prevent its future trading on the over-the-counter markets if it satisfied the necessary requirements.

[51]     17 C.F.R. § 201.452.

We also grant the Division's Motion to Adduce with respect to a Declaration by Emre Carr, a Senior Financial Economist in our Division of Risk, Strategy, and Financial Innovation, dated January 17, 2012, which pertains to the Company's argument that it was entitled to claim the Rule 3-11 exemption from the obligation to file audited financial statements with its annual reports. Although the Company claimed the exemption in the Consolidated Form 10-K and the law judge considered and rejected the claimed exemption in the Initial Decision, the Company's arguments in support of its claim were developed more fully in its briefs on appeal.

We deny as immaterial, for the reasons discussed above, the Division's motion to adduce a print-out from the website www.otcquote.com, a commercial database, showing the trading status of the Company's stock on the over-the-counter markets as of January 13, 2012. The Division's Motion to Adduce also sought introduction of several Exhibits showing the Company's filings in the Commission's EDGAR database, as of the date of the Motion. As discussed, we take official notice of all of Citizens Capital's filings subsequent to the Initial Decision and, therefore, deny the Division's Motion to Adduce with respect to all such Exhibits.[52]

## VI.

Citizens Capital failed to comply with Exchange Act reporting requirements for more than a decade between 2001 and 2011, even though it acknowledged its obligation to do so as early as 2004. As such, it deprived the public of current, accurate financial and business information about the Company with which to make informed investment decisions and to which it was entitled by law.[53] This lack of information is especially troubling because it occurred during a period when the Company admittedly engaged in various and significant changes in its business. The missing reports, presumably, would have significantly aided the public's evaluation of these changes.

Moreover, although the Company now claims that it is committed to returning to

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[52] Citizens Capital opposes the Division's Motion to Adduce. The Company argues that the Division's "time and resources would be better spent on behalf of the protection of the American, Public Investment markets" through efforts to control "orchestrated short selling abuses" by, among other things, informing investors that, by placing securities in brokerage accounts, "they are in fact 'assigning' over and ceding the registered ownership of their securities to nominees of certain securities depositories." Citizens Capital fails to explain the relevance of its arguments to the Division's Motion to Adduce or, more generally, to the issues in this appeal.

[53] e-Smart, 57 S.E.C. at 968 n.13 (citing SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977)); America's Sports Voice, 90 SEC Docket at 885 (citing Beisinger, 552 F.2d at 18 (stating that the reporting requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.")); see also United States v. Arthur Young & Co., 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

compliance, its delinquent and deficient filings and other disclosure failures indicate that it still does not appreciate the importance of regulatory compliance. The Company's continued unwillingness or inability to retain an auditor is particularly troubling. In short, the Company's efforts to remedy its violations are inadequate, and its assurances against future violations lack credibility. Under the circumstances, we believe that revocation is amply warranted by the facts and circumstances and the need to protect investors.

Accordingly, we find that revocation of the registration of Citizens Capital's securities is necessary and appropriate in the public interest.

An appropriate order will issue.[54]

By the Commission (Chairman SCHAPIRO and Commissioners WALTER, AGUILAR, PAREDES and GALLAGHER).

Elizabeth M. Murphy
Secretary

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[54]     We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 67313 / June 29,2 012

Admin. Proc. File No. 3-14401

In the Matter of

CITIZENS CAPITAL CORP.
c/o Billy D. Hawkins, Chief Executive Officer
P.O. Box 670406
Dallas, TX 75367

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Citizens Capital Corp. be, and it hereby is, revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

By the Commission.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 433
ADMINISTRATIVE PROCEEDING
FILE NO. 3-14401

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| | | |
|---|---|---|
| In the Matter of | : | |
| | : | |
| CITIZENS CAPITAL CORP., | : | INITIAL DECISION |
| COHO ENERGY, INC., | : | AS TO CITIZENS |
| COLONIAL INDUSTRIES, INC., | : | CAPITAL CORP. |
| COMP-U-CHECK, INC., | : | September 23, 2011 |
| COMPUTER AUTOMATION, INC., | : | |
| CONCENTRAX, INC., and | : | |
| CONSOLIDATED CAPITAL PROPERTIES VII | : | |

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APPEARANCES: Neil J. Welch, Jr. and Kyle M. DeYoung for the Division of Enforcement, Securities and Exchange Commission.

Billy D. Hawkins for Citizens Capital Corp.

BEFORE: Robert G. Mahony, Administrative Law Judge.

## I. INTRODUCTION

### A. Procedural Background

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 23, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).[1] Pursuant to 17 C.F.R. § 201.230, the Division of Enforcement (Division) notified Respondent Citizens Capital Corp. (Citizens or Respondent) that documents were available for inspection and copying. Citizens filed an Answer to the OIP on June 6, 2011 (First Answer), which includes three exhibits. Exhibit 1 is a copy of Respondent's preliminary Form 10-K for the fiscal year ended December 31, 2010. Exhibit 2 is a copy of an engagement letter

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[1] The proceeding has ended as to the remaining captioned Respondents. See Citizens Capital Corp., Exchange Act Release No. 65028 (August 4, 2011).

between Citizens and Montgomery Coscia Greilich LLP (Montgomery), dated March 23, 2011. Exhibit 3 is a copy of Montgomery's PBC (prepared by client) List for the fiscal year 2010 audit of Citizens, dated May 11, 2011. Citizens filed a second Answer to the OIP on June 14, 2011 (Second Answer).

The Division and a representative of Citizens participated in a prehearing conference on July 15, 2011, at which the Division was granted leave to file a motion for summary disposition, pursuant to 17 C.F.R. § 201.250. On August 12, 2011, the Division filed its Motion for Summary Disposition and Brief in Support (Motion), Declaration of George Johnson Certifying Record of Regularly Conducted Business Activity, and Declaration of Neil J. Welch, Jr. in Support of the Motion (Welch Declaration), which includes seven exhibits. Exhibit 1 is a copy of an excerpt from Respondent's Form 10-SB securities registration statement, dated March 19, 1999. Exhibit 2 is a copy of a delinquency letter sent by the Division of Corporation Finance to Citizens, dated November 4, 2004. Exhibit 3 is a copy of the transcript from the July 15, 2011, prehearing conference in this proceeding. Exhibit 4 is a copy of a printout from the commercial over-the-counter stock database www.otcquote.com, which shows the trading status of Citizens as of August 12, 2011. Exhibit 5 is copy of a printout from the commercial database Thompson Research, which shows all filings for Citizens as of August 12, 2011. Exhibit 6 is a copy of an excerpt from the Division of Corporation Finance's Compliance and Disclosure Interpretations of the rules adopted under the Securities Act of 1933 (Securities Act). Exhibit 7 is a copy of a Form 8-K filed by Citizens on October 5, 2004.

Citizens filed its Response to the Motion (Opposition) on September 7, 2011. On September 12, 2011, the Division filed its Brief in Reply on its Motion (Reply) and Supplemental Declaration of Neil J. Welch, Jr. in Support of the Motion, which includes two exhibits. Exhibit 1 is a copy of a printout from the commercial over-the-counter stock database www.otcquote.com, which shows the trading status of Citizens as of September 12, 2011. Exhibit 2 is a copy of a printout from the Commission's EDGAR database showing the filings made regarding Citizens as of September 12, 2011. The Division filed its Corrected Declaration of Chauncey L. Martin (Martin) in Support of its Motion (Martin Declaration) on September 19, 2011.[2]

B. **Allegations and Positions of the Parties**

The OIP alleges that Citizens is delinquent in its periodic filings with the Commission, having failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See OIP at 1, 3. Citizens admits that it is delinquent in its periodic filings with the Commission. (First Ans. at 3.) The Division requests revocation of the registration of Respondent's registered

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[2] References in this Initial Decision to the Division's Motion and any of its attached Exhibits 1-7, found in the Welch Declaration, will be cited as "(Mot. at __.)" and "(Mot. Ex. __.)," respectively. The Division's Reply will be cited as "(Reply at __.)," and the Martin Declaration will be cited as "(Martin Decl. at __.)." References to Respondent's First Answer and any of its attached Exhibits 1-3 will be cited as "(First Ans. at __.)" and "(First Ans. Ex. __.)," respectively. Respondent's Second Answer will be cited at "(Second Ans. at __.)," and its Opposition will be cited as "(Opp'n at __.)."

securities. (Mot. at 7-17.) Citizens contends that it can cure its delinquency by completing and filing its disclosure reports with the Commission by September 23, 2011. (Opp'n at 5.)

## C. **Standards for Summary Disposition**

After a respondent has filed an answer and documents have been made available under 17 C.F.R. § 201.230, the Commission's Rules of Practice provide that a party may make a motion for summary disposition of any or all allegations of the OIP. 17 C.F.R. § 201.250(a). The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to 17 C.F.R. § 201.323. Id. A motion for summary disposition may be granted if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law. 17 C.F.R. § 201.250(b).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, in assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999). A factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing, and the hearing officer's function is to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

The findings and conclusions of this Initial Decision are based on the entire record, which includes the parties' motions, briefs, and all exhibits. See 17 C.F.R. § 201.350. Official notice is taken of the Commission's public official records concerning Citizens.[3] See 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact. Thus, this proceeding may be resolved by summary disposition. See 17 C.F.R. § 201.250. Any other facts in Respondent's pleadings have been taken as true, in light of the Division's burden of proof. Id. All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

## II. FINDINGS OF FACT

Citizens is a Texas corporation with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). (First Ans. Ex. 1; Mot. Ex. 1.) Citizens is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001. (First Ans. at 3.) As of August 12, 2011, Respondent's stock was traded on the over-the-counter markets, had no market makers,

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[3] These include, but are not limited to, Respondent's filings made with the Commission found in the Commission's EDGAR database.

and was not eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). (Opp'n at 2, 4.)

Citizens filed a notification of late filing with the Commission on Form 12b-25 on April 1, 2002. (Mot. Ex. 5.) On November 4, 2004, the Division of Corporation Finance sent a delinquency letter by certified mail to Citizens, which stated that Citizens appeared to be noncompliant with its reporting requirements under Section 13(a) of the Exchange Act and instructed Citizens to file all required reports within fifteen days from the date of the letter. (Mot. at 2, Mot. Ex. 2). Citizens claims that it did not receive such letter. (Opp'n at 4.) Citizens knew of its periodic filing obligations and considered whether to continue making current information disclosures during the nearly ten-year delinquent period. (First Ans. at 3.) On April 28, 2011, Citizens entered into an engagement letter with Montgomery for the performance of audit services for the years ended December 31, 2010, and 2009. (Id. at 4; First Ans. Ex. 2.)

Citizens estimated that it would complete and file its delinquent reports with the Commission by September 1, 2011. (Second Ans. at 2-3.) Citizens did not meet this timeline, and now states that it can become current in its filing obligations by September 23, 2011. (Opp'n at 5.)

According to the Commission's EDGAR database, on September 12, 2011, Citizens filed an unaudited Form 10-K, purportedly for the fiscal years ended December 31, 2001, through December 31, 2010 (2010 Form 10-K). Citizens claims in the 2010 Form 10-K that it is exempt from providing audited financial statements for the specified period because it constituted an inactive entity under Rule 3-11 of Regulation S-X. Martin, Assistant Chief Accountant in the Office of Enforcement Liaison in the Division of Corporation Finance, states that he reviewed the 2010 Form 10-K and it fails to comply with the reporting requirements of the Securities Act and Exchange Act and is materially deficient in several respects. (Martin Decl. at 1-2.)

First, Martin states that Respondent's attempt to combine all of its delinquent annual reports into a single Form 10-K does not comply with the requirement of Rule 13a-1 that an issuer registered pursuant to Section 12 of the Exchange Act file an annual report for each fiscal year. (Id. at 2.) In order for an issuer to combine multiple years into one filing, it must request permission to file a modified or combined report from the Division of Corporation Finance's Office of the Chief Accountant, and Citizens did not request such permission. (Id.) Even if Citizens had requested such permission, it is highly unlikely that the request would have been granted because the 2010 Form 10-K does not include all of the information that would be required if each annual report was filed individually. (Id.)

Second, Martin notes that Respondent's purported audit exemption is questionable because one of the requirements of Rule 3-11 of Regulation S-X is that no material change in the business occurs during the relevant fiscal year, and Citizens states in its 2010 Form 10-K that it has made "significant changes" to its business during the relevant years. (Id. at 3.) Additionally, it seems clear that, at least for 2004, Citizens did not meet the inactive registrant standard because its employee stock purchase plan sold 1.5 million shares in the open market. (Id.)

Finally, the 2010 Form 10-K omits the conclusions of the company's principal executive and financial officers regarding the company's disclosure controls and procedures required by Item 307 of Regulation S-K. (Id. at 3-4.)

According to the Commission's EDGAR database, on September 15, 2011, Citizens filed a Form 10-Q for the quarterly period ended March 31, 2011 (March 2011 Form 10-Q), and a Form 10-Q for the quarterly period ended June 30, 2011 (June 2011 Form 10-Q). Martin states that he reviewed the March 2011 Form 10-Q and June 2011 Form 10-Q and each is materially deficient. (Id. at 2.) The deficiencies include the following: neither report was reviewed by an independent auditor, as required by Rule 8-03 of Regulation S-X; each report omits the conclusions of the company's principal executive and financial officers regarding the company's disclosure controls and procedures required by Item 307 of Regulation S-K; and each report omits a comparative balance sheet for the preceding fiscal year end, as required by Rule 8-03 of Regulation S-X. (Id. at 4-5.)

Paul Greilich of Montgomery informed Martin that as of September 15, 2011, Montgomery had not performed any audit work or reviewed any filings for Citizens. (Id. at 4 n.3.) Citizens promises to file its required periodic reports with the Commission in a timely manner in the future, after it becomes fully compliant. (Second Ans. at 3.)

### III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) requires that "[e]very issuer of a security registered pursuant to [S]ection 12 . . . shall file with the Commission, in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate for the proper protection of investors and to insure fair dealing in the security . . . such annual reports . . . certified . . . by independent public accountants, and such quarterly reports . . . as the Commission may prescribe." 15 U.S.C. § 78m(a). The Commission has prescribed Rules 13a-1 and 13a-13, which require the filing of an annual report for each fiscal year and a quarterly report for each of the first three quarters of each fiscal year, respectively. 17 C.F.R. §§ 240.13a-1, -13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." Am.'s Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

Relevant to these proceedings, Section 12(j) of the Exchange Act authorizes the Commission to suspend for a period not exceeding twelve months or to revoke the registration of a security, as it deems necessary or appropriate for the protection of investors, if the Commission finds that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules thereunder. 15 U.S.C. § 78*l*(j).

It is undisputed that Citizens failed to file required periodic reports for almost ten years since it filed a Form 10-QSB for the period ended September 30, 2001. Respondent's 2010

Form 10-K does not comply with the reporting requirements of the Securities Act and Exchange Act and is materially deficient. Respondent's March 2011 Form 10-Q and June 2011 Form 10-Q are also materially deficient, and Respondent has not filed any other quarterly reports for the nearly ten-year delinquent period. Therefore, despite its recent filings, Citizens remains delinquent in its reporting obligations. Furthermore, even bringing all of its overdue periodic reports current would not extinguish Respondent's violations. See Phlo Corp., Exchange Act Release No. 55562 (Mar. 30, 2007), 90 SEC Docket 1089, 1108 ("[T]he fact that Phlo eventually cleared up its backlog of overdue filings does not cure its earlier violations."). Accordingly, Citizens has violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, and the Division's Motion is granted.

## IV. SANCTIONS

In a proceeding such as this, the assessment of what sanctions are appropriate and will ensure that investors are adequately protected is determined by "the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. In making this determination, the following factors are considered: "the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[4] Id. at 439.

Respondent's violations were serious and recurrent. Citizens repeatedly failed to file periodic reports for almost ten years. Such failures violate a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69.

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[4] This standard has been consistently applied in the Commission's considerations of Exchange Act Section 12(j) proceedings since the Gateway decision. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495; Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6250; Phlo Corp., 90 SEC Docket 1115; Am.'s Sports Voice, Inc., 90 SEC Docket 883-84; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1229-30.

Prior to filing its 2010 Form 10-K on September 12, 2011, Citizens had not filed any periodic reports since it filed Form 10-QSB for the period ended September 30, 2001. The Commission has found similar delinquencies by issuers to be both serious and recurrent. See Nature's Sunshine, 95 SEC Docket at 13495-96 (failing to file reports for a two-year period or make needed restatements going back an additional three years was serious and recurrent); Impax, 93 SEC Docket at 6251 (failing to file eight reports over eighteen months, followed by six reports subsequent to the OIP, was serious and recurrent). Likewise, Respondent's violations are serious and recurrent.

Citizens is highly culpable, and its efforts to remedy its violations are insufficient. Citizens knew of its reporting obligations and chose not to comply with them, filing only one notification of late filing with the Commission during the nearly ten-year delinquent period. As discussed above, Respondent's recent filings made with the Commission do not cure its past violations, and many of Respondent's periodic reports remain delinquent. This proceeding is not an extension of time to file delinquent reports or correct filing deficiencies as sometimes occurs during the normal filing process. As specified in the OIP, this proceeding is to determine whether violations have occurred, and, whether it is necessary and appropriate for the protection of investors to suspend or revoke the registration of registered securities. See OIP at 3.

Despite Respondent's representations that it would become current in its filing obligations, it has not succeeded in doing so. Respondent's failure to remedy its delinquent filings raises significant doubt as to the credibility of Respondent's assurances that it will comply with its filing obligations with the Commission in the future.

In e-Smart Techs., Inc., 57 S.E.C. at 970 (citation omitted), the Commission stated that an issuer's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors,'" within the meaning of Exchange Act Section 12(j). Citizens has, to date, taken steps toward remedying its periodic filing delinquencies, but its recent attempts are incomplete and materially deficient. Accordingly, the investing public does not have access to current, accurate financial information, and the date when this will occur, if ever, cannot be predicted. Thus, neither dismissal of the proceeding nor a suspension of registration for a period of twelve months or less is an appropriate disposition. Rather, revocation of the registration of Respondent's registered securities will serve the public interest and the protection of investors pursuant to Section 12(j) of the Exchange Act.

## V. ORDER

Based on the findings of fact and conclusions of law set forth above:

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the registration of each class of registered securities of Citizens Capital Corp. is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the decision.  A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision pursuant to Rule 111 of the Commission's Rules of Practice.  If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of my order resolving the motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality.  The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact, or unless the Commission determines on its own initiative to review this Initial Decision as to any party.  If any of these events occurs, the Initial Decision shall not become final as to that party.

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Robert G. Mahony
Administrative Law Judge